SHANGRI-LA ASIA LIMITED
(incorporated in Bermuda with limited liability)
香格里拉(亞洲)有限公司

3 June 2004

BY COURIER

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of the announcement dated 2 June 2004 of our Company as published in the South China Morning Post in Hong Kong on 3 June 2004 for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

Irene Ko
Company Secretary

Encl

c.c. Clifford Chance
- Mr. Jonathan Zonis

J P Morgan
- Ms. Tintin Subagyo

E\tn\sa\2003 Ann Rpt\Scrip\ltr.doc6

SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉（亞洲）有限公司*

website: http://www.ir.shangri-la.com
(Stock Code: 00069)

FINAL DIVIDEND OF HK$0.08 PER SHARE FOR THE YEAR ENDED 31 DECEMBER 2003 – MARKET VALUE OF FINAL SCRIP DIVIDEND SHARES

This announcement is to advise the Shareholders who are entitled to receive the 2003 Final Dividend the following information regarding the 2003 Final Scrip Dividend Scheme:

a. how the final scrip dividend entitlements are derived;
b. further details with respect to the election for the Final Scrip Dividend Shares; and
c. the despatch of dividend warrants and/or share certificates.

The 2003 Final Scrip Dividend Scheme will be implemented according to the following expected timetable:

1. Record Date .... Tuesday, 25 May 2004
2. Five trading days fixed for calculating the average closing price .... Thursday, 27 May 2004; Friday, 28 May 2004; Monday, 31 May 2004; Tuesday, 1 June 2004; Wednesday, 2 June 2004
3. Date of despatch of circulars together with forms of election to Shareholders .... On or about Thursday, 10 June 2004
4. Last day for returning forms of election .... 4:00 p.m. Thursday, 8 July 2004
5. Date of despatch of dividend warrants and/or share certificates to Shareholders .... On or about Wednesday, 28 July 2004

The market value of a new Share to be allotted pursuant to the 2003 Final Scrip Dividend Scheme has been set at HK$7.73.

INTRODUCTION

On Monday, 29 March 2004, the Directors recommended the 2003 Final Dividend subject to the Shareholders' approval of the 2003 Final Dividend at the AGM. At the AGM, the 2003 Final Dividend was approved. Entitled Shareholders may elect to receive such dividend wholly or partly by allotment of the Final Scrip Dividend Shares.

MARKET VALUE OF FINAL SCRIP DIVIDEND SHARES

The market value of the Final Scrip Dividend Shares has been set at HK$7.73 per Share, which is equivalent to the average of the closing prices of Shares quoted on HKSE for the five consecutive trading days on Thursday, 27 May 2004, Friday, 28 May 2004, Monday, 31 May 2004, Tuesday, 1 June 2004 and Wednesday, 2 June 2004.

CALCULATION OF THE NUMBER OF FINAL SCRIP DIVIDEND SHARES

The number of Final Scrip Dividend Shares that electing Shareholders will receive will be calculated as follows:

$$\text{Number of Final Scrip Dividend Shares to be received} = \text{Number of Shares held on the Record Date for which final scrip dividend election is made} \times \frac{HK\$0.08}{HK\$7.73}$$

The number of Final Scrip Dividend Shares to be received will be rounded down to the nearest whole number thereof. Fractions of Shares will be disregarded and will not be allotted to the electing Shareholders. The Final Scrip Dividend Shares will rank pari passu in all respects with the existing issued Shares of the Company except that they shall not rank for the 2003 Final Dividend.

OVERSEAS SHAREHOLDERS

Only Shareholders resident in Hong Kong, Singapore and such other jurisdictions where it would be lawful to join the 2003 Final Scrip Dividend Scheme without contravening any registration or other legal requirement of such jurisdictions may join the 2003 Final Scrip Dividend Scheme. For the avoidance of doubt, the Final Scrip Dividend Shares are not offered to the public and the forms of election are non transferable.

The Directors have been advised that:-

(A) without complying with local approval and/or registration requirements and/or other formalities, subject to certain exceptions, the 2003 Final Scrip Dividend Scheme may not be offered to or for the account of (i) any US persons (as defined in Regulation S under the United States Securities Act of 1933, as amended), (ii) any Shareholder with a registered address in the United States of America, including its territories and possessions and the District of Columbia, (iii) any Shareholder with a registered address in Malaysia, and (iv) any Shareholder with a registered address in The Netherlands; and

(B) it is legally unclear whether the election by a Shareholder with a registered address in the PRC to receive the Final Scrip Dividend Shares would result in the Company being deemed to have made a public offer of its securities in the PRC. Accordingly, it would be prudent for the Company not to offer the 2003 Final Scrip Dividend Scheme to any Shareholder with a registered address in the PRC.

In view of the legal advice received by the Company, the Directors have decided that, subject to certain exceptions, it would be expedient for the Shareholders referred to in (A) and (B) above (collectively, the "Excluded Shareholders") to be excluded from the 2003 Final Scrip Dividend Scheme. Excluded Shareholders will receive their dividends in cash in the usual way.

The Directors have also been advised that, while Shareholders in the province of British Columbia, Canada may be lawfully offered the option to participate in the 2003 Final Scrip Dividend Scheme without registration and/or other formalities, under section 2.6 of Multilateral Instrument 45-102 – Resale of Securities, unless certain conditions are satisfied, securities obtained by way of scrip dividend can only be traded under a prospectus or in accordance with exemptions from prospectus and registration requirements contained in the Securities Act (British Columbia) R.S.B.C 1996, c.418. While Shareholders in the province of British Columbia, Canada will not be excluded from the 2003 Final Scrip Dividend Scheme, such Shareholders are advised to consult their own professional advisers whether it would be beneficial or expedient for them to participate in the 2003 Final Scrip Dividend Scheme. The Company is not aware that it has any Shareholder in Canada with a registered address outside the province of British Columbia.

DESPATCH OF CIRCULARS AND FORMS OF ELECTION

A circular, giving details of the 2003 Final Scrip Dividend Scheme together with the relevant form of election for electing the Final Scrip Dividend Shares, if applicable, will be sent to the Shareholders in accordance with relevant local and overseas laws, regulations and requirements on or about Thursday, 10 June 2004.

DEADLINE FOR RETURNING FORMS OF ELECTION

Entitled Shareholders who wish to elect to receive the 2003 Final Dividend wholly in Final Scrip Dividend Shares, or partly in Final Scrip Dividend Shares and partly in cash, must lodge the forms of election with the Company's branch share registrars in Hong Kong, Abacus Share Registrars *Limited of G/F, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong,* ***no later than 4:00 p.m. on Thursday, 8 July 2004.*** Entitled Shareholders who wish to receive the 2003 Final Dividend wholly in cash do not need to take any action.

GENERAL

Application has been made to HKSE and SGX-ST for approval for the listing of, and permission to deal in, the Final Scrip Dividend Shares. It is expected that the dividend warrants in relation to the 2003 Final Dividend and/or share certificates with respect to the Final Scrip Dividend Shares will be despatched at the risk of those entitled thereto on or about Wednesday, 28 July 2004. Dealings in the Final Scrip Dividend Shares are expected to commence on the HKSE and SGX-ST on or about Thursday, 29 July 2004 subject to the proper receipt of the share certificates with respect to the Final *Scrip Dividend Shares by the relevant Shareholders.*

DEFINITIONS

"2003 Final Dividend"	the final dividend of HK$0.08 per Share for the year ended 31 December 2003 with a scrip alternative payable on Wednesday, 28 July 2004 to the Shareholders whose names were recorded on the registers of members of the Company on the Record Date;
"2003 Final Scrip Dividend Scheme"	the scheme proposed by the Directors on Monday, 29 March 2004 in relation to the 2003 Final Dividend to offer the eligible Shareholders a scrip alternative to elect to receive such dividend wholly or partly by allotment of new Shares credited as fully paid in lieu of cash;
"AGM"	The annual general meeting of the Company held on Tuesday, 25 May 2004;
"Company"	Shangri-La Asia Limited, a company incorporated in Bermuda with limited liability and which has a primary listing on HKSE and a secondary listing on SGX-ST;
"Directors"	the directors of the Company;
"Final Scrip Dividend Shares"	new Shares to be issued under the 2003 Final Scrip Dividend Scheme;
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC;
"HK$"	Hong Kong dollars;
"HKSE"	The Stock Exchange of Hong Kong Limited;
"PRC"	The People's Republic of China;
"Record Date"	Tuesday, 25 May 2004;
"SGX-ST"	*Singapore Exchange Securities Trading Limited;*
"Share(s)"	ordinary share(s) of par value HK$1.00 each in the share capital of the Company; and
"Shareholder(s)"	Shareholder(s) of the Company

By Order of the Board
Shangri-La Asia Limited
Kuok Khoon Loong, Edward
Chairman

Hong Kong, 2 June 2004

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Kuok Khoon Loong, Edward, Mr. Ye Longfei, Mr. Giovanni Angelini, Mr. Lui Man Shing and Mr. Ng Si Fong, Alan as Executive Directors; Madam Kuok Oon Kwong, Mr. Ho Kian Guan, Mr. Lee Yong Sun, Mr. Roberto V. Ongpin and Mr. Ho Kian Cheong (alternate to Mr. Ho Kian Guan) as Non-Executive Directors; and Mr. Alexander Reid Hamilton, Mr. Tow Heng Tan and Mr. Timothy David Dattels as Independent Non-Executive Directors.

* *For identification purpose only*